Attic Brewing Company, LLC
Income Statement
For the years ended 12/31/2018

Operating Income

Sales, Net	$	-
Cost of Goods Sold	$	-
Gross Profit	$	-

Operating Expense

General & Administrative	$	1,460
Wefunder Fee	$	9,220
Lease Payment	$	11,844
Marketing	$	13,218
Licensing	$	1,949
Professional Services	$	7,042
	$	44,733

Net Income from Operations	$	(44,733)
Net Income	$	(44,733)